Regulatory Announcement

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Free annual report

RECEIVED

2007 JAN -3 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:35 18-Dec-06
Number	1738O

07020052

RNS Number:1738O
Tesco PLC
18 December 2006

18th December 2006

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")ANNOUNCEMENTS

1. Tesco PLC has today been notified that on 15th December 2006 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 396.00 on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	28
P A Clarke	28
A Higginson	28
T P Leahy	28
T J R Mason	28
D T Potts	28
L Neville-Rolfe	28

PROCESSED

JAN 08 2007

THOMSON FINANCIAL

2. The Trustees transferred 154,420 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 1,508,585 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

This information is provided by RNS

Regulatory Announcement

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RECEIVED
2007 JAN -3 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:00 15-Dec-06
Number	9899N

RNS Number:9899N
Tesco PLC
15 December 2006

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15 December 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 13 December 2006 that FMR Corporation and Fidelity International Limited through various legal entities, had an interest in 473,630,139 Ordinary Shares of 5p each of the Company. This represents 5.95% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

RECEIVED

2007 JAN -3 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:39 15-Dec-06
Number	0622O

The announcement RNS 05880 Released at 17.13 on 15 December 2006 headed Transaction in own shares contained an incorrect number of shares purchased for cancellation. The announcement stated that 6,710,706 shares had been cancelled, the correct figure was 6,071,706 shares. The full corrected announcement is as follows:-

Tesco PLC announces that on 15 December 2006 it purchased from JPMorgan Cazenove 6,071,706 ordinary shares at an average price of 396.2258 pence per share. The purchased shares will be cancelled.

END

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